COMMENTS RECEIVED ON 06/12/2024

FROM DANIEL GREENSPAN

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)

Fidelity SAI Canada Equity Index Fund, Fidelity SAI Global ex U.S. Low Volatility Index Fund

POST-EFFECTIVE AMENDMENT NO. 170

1)

Fidelity SAI Canada Equity Index Fund

“Fund Summary” (prospectus)

“Investment Objective”

“Fidelity® SAI Canada Equity Index Fund seeks to provide investment results that correspond to the total return of Canadian stocks.”

C:

The Staff notes that “Canadian stocks” is too vague and requests we consider narrowing the fund’s investment objective to reference, for example, Canadian stocks in a certain index.

R:

We believe that the fund’s investment objective of providing investment results that correspond to the total return of Canadian stocks is disclosed appropriately. In addition, the disclosure directly following the investment objective under “Principal Investment Strategies” states that the fund’s strategy of “normally investing at least 80% of assets in securities included in the MSCI Canada Index and in depository receipts representing securities included in the index.” Accordingly, we have not modified the disclosure.

2)

All funds

“Fund Summary” (prospectus)

“Investment Objective”

“Fidelity SAI Canada Equity Index Fund seeks to provide investment results that correspond to the total return of Canadian stocks.”

“Fidelity SAI Global ex U.S. Low Volatility Index Fund seeks to provide investment results that correspond to the total return of low volatility foreign developed and emerging markets stocks.”

C:

For each fund, the Staff requests we change the word “correspond” in its investment objective to “track” or “correlate.”

R:

We believe that the terminology appropriately describes each fund’s investment objective.

3)

Fidelity SAI Canada Equity Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the component selection criteria, the rebalance and reconstitution process, including frequency, and the approximate number of index components.

R:

We are not aware of a requirement to disclose the methodology of third-party indices or their component selection criteria, rebalance and reconstitution process, or the approximate number of index components. We believe the description provided for the fund’s third-party index, as provided in the “Investment Details” section, is sufficient. Accordingly, we have not modified disclosure.

4)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Passive Management Risk. The fund is managed with a passive investment strategy, attempting to track the performance of an unmanaged index of securities, regardless of the current or projected performance of the fund's index or of the actual securities included in the index. This differs from an actively managed fund, which typically seeks to outperform a benchmark index. As a result, the fund's performance could be lower than actively managed funds that may shift their portfolio assets to take advantage of market opportunities or lessen the impact of a market decline or a decline in the value of one or more issuers. The fund will be concentrated to approximately the same extent that the fund's index concentrates in the securities of issuers in a particular industry.”

C:

The Staff requests we delete the underlined sentence as this is not an accurate distinction between an active and passive fund.

R:

We believe that the underlined sentence, which highlights a principal risk of passive management, is an important distinction between a passive and actively managed fund. Accordingly, we have not modified the disclosure.

5)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Passive Management Risk. The fund is managed with a passive investment strategy, attempting to track the performance of an unmanaged index of securities, regardless of the current or projected performance of the fund's index or of the actual securities included in the index. This differs from an actively managed fund, which typically seeks to outperform a benchmark index. As a result, the fund's performance could be lower than actively managed funds that may shift their portfolio assets to take advantage of market opportunities or lessen the impact of a market decline or a decline in the value of one or more issuers. The fund will be concentrated to approximately the same extent that the fund's index concentrates in the securities of issuers in a particular industry.”

C:

The Staff requests we explain what ‘approximately’ means in this sentence and, to the extent each index is currently concentrated, requests we disclose the extent of the concentration.

R:

The fund may “approximately” be concentrated to the extent the index is concentrated in a particular industry because the fund may not always hold all of the same securities as the index and the Adviser may use statistical sampling. As result, there may be differences between the index and the fund’s portfolio. While each fund’s underlying index may at times be concentrated in a particular industry, the funds do not have a policy to concentrate in securities of issuers in a particular industry, and will only be concentrated to approximately the same extent as the fund’s index is concentrated, as disclosed under “Principal Investment Risks.” Accordingly, we have not modified the disclosure.

6)

Fidelity SAI Global ex U.S. Low Volatility Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

Since Fidelity is the index provider, the Staff requests we supplementally provide the index methodology.

R:

An index methodology will be transmitted separately via email.

7)

Fidelity SAI Global ex U.S. Low Volatility Index Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we disclose in the “Principal Investment Risks” that there is a greater risk of conflicts of interest and index manipulation due to the affiliated relationship between the fund’s index provider and the fund’s investment adviser.

R:

The Prospectus contains disclosure in “Other Investment Strategies” that Fidelity Product Services LLC (FPS) is the index provider and that FPS is an affiliated person of the Adviser. We will supplement this disclosure with the following disclosure in the Appendix:

“The fund(s), the Adviser, and Geode have each adopted policies and procedures designed to minimize potential conflicts of interest in connection with the management of the fund(s).”

8)

Fidelity SAI Global ex U.S. Low Volatility Index Fund

“Normally investing at least 80% of assets in securities included in the Fidelity Global ex U.S. Low Volatility Focus Index, which reflects the performance of a broad range of foreign developed and emerging markets equities that in the aggregate have lower volatility relative to the broader global ex U.S. equity market.”

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we disclose how the fund defines “emerging markets.”

R:

The fund has a principal investment strategy to normally invest at least 80% of its assets in securities included in the Fidelity Global ex U.S. Low Volatility Focus Index. Although the index may include emerging markets equities, investing in emerging markets is not a principal investment strategy of the fund. In addition, emerging markets are defined in the fund’s SAI. As a result, the fund believes the current disclosure is appropriate.

9)

All funds

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we add “or group of industries” per Section 8(b)(1) of the Investment Company Act.

R:

Section 8(b)(1)(E) under the Investment Company Act of 1940 requires a registrant to disclose its policy with respect to “concentrating investments in a particular industry or group of industries.” Each fund has not identified any industry or group of industries in which it intends to concentrate. Accordingly, we have not modified the disclosure.